SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.



                                   FORM U-33-S



               ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES




                        Filed under Section 33(e) of the

             Public Utility Holding Company Act of 1935, as amended
                   For the Fiscal Year Ended December 31, 1996



              Filed pursuant to the Public Utility Holding Company
                                 Act of 1935 by



                                   PacifiCorp
                            (Name of filing Company)

                          700 NE Multnomah, Suite 1600
                             Portland, Oregon 97232

     PacifiCorp, an Oregon corporation ("PacifiCorp"), hereby files with the Securities and Exchange Commission ("Commission"), pursuant to section 33(e) of the Public Utility Holding Company Act of 1935 ("Act") and Rule 57(b) of the implementing regulations thereunder, 17 C.F.R. ss. 250.57(b) (1996), this Annual Report Concerning Foreign Utility Companies. PacifiCorp is a United States public utility company and an associate company of each of i) Powercor Australia Ltd ("Powercor"), ii) Hazelwood Power, a general partnership organized under the laws of Australia, iii) Hazelwood Power Corporation Pty Ltd, and iv) Hazelwood Pacific Pty Ltd ("HPAC"), each a foreign utility company.

     PacifiCorp acquired Powercor on December 12, 1995. Powercor owns and operates facilities in Australia that are used for the transmission and distribution of electric energy for sale.

     In September 1996, a consortium known as Hazelwood Power purchased a 1,600 MW, brown coal-fired thermal power station and the adjacent brown coal mine in Victoria, Australia. One of the partners of Hazelwood Power, HPAC, is an indirect, wholly-owned subsidiary of PacifiCorp (See Item 1(C) below).

     Each foreign utility company identified in this Form U-33-S derives no part of its income, directly or indirectly, from the generation, transmission or distribution of electric energy for sale (or the distribution at retail of natural or manufactured gas for heat, light or power) within the United States. None of the foreign utility companies identified in this Form U-33-S, nor any subsidiary company of any of them, is or will be a public utility company operating in the United States. 15 USCA ss.79z-5b(a)(3) (1997 Supp.).

Item 1
------

A.   Name, location and business address of each foreign utility company:

     Powercor Australia Ltd               Hazelwood Power Corporation Pty Ltd
     Level 3                              c/o Phillips Fox
     77 Southbank Boulevard               120 Collins Street
     Southbank, Victoria, 3006            Melbourne, Victoria 3000, Australia
     Australia

     Hazelwood Power                      Hazelwood Pacific Pty Ltd.
     c/o Phillips Fox                     Level 3
     120 Collins Street                   77 Southbank Boulevard
     Melbourne, Victoria 3000,            Melbourne, Victoria 3006
     Australia                            Australia

B. Description of the facilities utilized for the generation, transmission and distribution of electric energy for sale:

     (1) Powercor is a distribution utility providing retail electric service in the state of Victoria, Australia. Powercor serves approximately 546,814 customers within approximately 150,000 square kilometers of service territory. Powercor uses approximately 48,680 miles of transmission and distribution facilities for its provision of electric service. Powercor does not have a material interest in the ownership or operation of generation facilities.

     (2) Hazelwood Power ("HP") acquired the assets of Hazelwood Power Corporation Ltd from the State of Victoria, Australia during the fiscal year ended December 31, 1996. Pursuant to a subsequent change of corporate structure and name, Hazelwood Power Corporation Ltd is now known as Hazelwood Power Corporation Pty Ltd, and is referred to herein as "HPC". In connection with the acquisition, HP acquired the following facilities located in Australia used for the generation, transmission, and distribution of electric energy for sale: a) a 1,600 MW (installed capacity) brown coal-fired thermal power station, consisting of four stages, each of which is comprised of two 200 MW boiler and turbo generator units, b) transmission facilities necessary to interconnect the Hazelwood facility with the high-voltage transmission grid owned and operated by PowerNet Victoria, a statutory Victoria government corporation, and c) a coal mine, containing between 400 million and 450 million recoverable tons of brown coal.

     HPC holds various contracts and licenses related to the acquired facilities in trust for the partners of HP, and as trustee, has certain rights to use the facilities for the generation and sale of power.

C.   Identification of system companies holding an interest in the FUCO(s):

     (1) Powercor: One hundred percent (100%) of the voting securities of Powercor are owned by PacifiCorp Australia Holdings Pty Ltd, an indirect, wholly-owned subsidiary of PacifiCorp Holdings, Inc. ("PHI"). PHI is a direct, wholly-owned subsidiary of PacifiCorp.

     (2) Hazelwood:

          (a) The partners in HP (the "Hazelwood Partners") and their ownership interests are as follows:

               (i) Hazelwood Pacific Pty Ltd, a company organized under the laws of Australia, holds a 19.90 percent (19.90%) interest. Hazelwood Pacific Pty Ltd is owned by Hazelwood Holdings, Inc. (10% interest) and PacifiCorp Global, Inc. (90% interest). Hazelwood Holdings, Inc. and PacifiCorp Global, Inc. are each indirect, wholly-owned subsidiaries of PacifiCorp.

               (ii) Australian Power Partners, B.V., a Netherlands company which is an indirect wholly-owned subsidiary of Destec Energy, Inc., owns approximately a 20 percent (20%) interest.

               (iii) National Power Australia Investments Limited, a direct, wholly-owned subsidiary of National Power PLC, owns approximately a 52 percent (52%) interest.

               (iv) CISL (Hazelwood) Pty Ltd, an indirect subsidiary of
                    Commonwealth Bank of Australia, holds approximately a 6 percent interest. Hazelwood Investment Company Pty Ltd, also an indirect subsidiary of Commonwealth Bank of Australia, holds approximately a 2 percent (2%) interest.

          (b) National Power Australia Investments Limited holds one hundred percent (100%) of the shares of HPC in trust for the partners of HP as beneficial owners.

Item 2
------

     For the fiscal year ended December 31, 1996, there was no debt or other financial obligation of Powercor for which there was recourse directly or indirectly to PacifiCorp, nor was there any direct or indirect guarantee of any security of Powercor by PacifiCorp.

     For the fiscal year ended December 31, 1996, there was no debt or other financial obligation of HP, HPC or HPAC for which there was recourse directly or indirectly to PacifiCorp, nor was there any direct or indirect guarantee of any security of HP, HPC, or HPAC by PacifiCorp.

Item 3
------

     For the fiscal year ended December 31, 1996, there were no service, sales or construction contracts between any of Powercor, HP, HPC, or HPAC on the one hand, and PacifiCorp on the other hand.

Exhibit A
---------

     Exhibit A sets forth an organizational chart showing the relationship of each of the foreign utility companies described in this Form U-33-S to PacifiCorp.

Signature
---------

     The undersigned company has duly caused this Annual Report to be signed on its behalf by the undesigned officer thereunto duly authorized, pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of the undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.

     Dated: April 29, 1997.

                                       PACIFICORP, an Oregon corporation



                                       By: WILLIAM E. PERESSINI
                                           -------------------------------------
                                           William E. Peressini
                                           Vice President and Treasurer

                                    EXHIBIT A

                                 ORGANIZATIONAL
                                      CHART



                                                                    --------------
                                                                    | PacifiCorp |
                                                                    --------------
                                                                          |
                                                                          |
                                                                         100%
                                                                          |
                                                                          |
                                                            ----------------------------
                                                            | PacifiCorp Holdings, Inc. |
                                                            ----------------------------
                                                                          |
                                                                          |
                                                                          |
                                            ------------------------------------------------------------
                                            |                                                          |
                                            |                                                          |
                                            |                                                          |
                                           100%                                                       100%
                                  ----------------------                                     ----------------------
                                  | Pan-Pacific Global |                                     | Eastern Investment |
                                  |    Corporation     |                                     |       Company      |
                                  ----------------------                                     ----------------------
                                            |                                                          |
                                            |                                                          |
                                            |                                                          |
                        ----------------------------------------                    --------------------
                        |                                      |                    |
                        |                                      |                    |
                       100%                                   80%                  20%
                        |                                      |                    |
             --------------------------------               -----------------------------
             |   Hazelwood Australia, Inc.  |               | PacifiCorp Australia, LLC |
             --------------------------------               -----------------------------
                             |                                              |
                             |                                              |
             --------------------------------                              100%
             |                              |                               |
             |                              |                               |
            100%                           100%                             |
             |                              |                               |
----------------------------  ---------------------------        ------------------------
| Hazelwood Holdings, Inc. |  | PacifiCorp Global, Inc. |        | PacifiCorp Australia |
----------------------------  ---------------------------        |    Holdings Pty Ltd  |
             |                              |                    ------------------------
            10%                            90%                              |
             |                              |                               |
             |                              |                              100%
             -------------       ------------                               |
                         |       |                                          |
                  ---------------------                        --------------------------
                  | Hazelwood Pacific |                        | PowerCor Australia Ltd |
                  |      Pty Ltd      |                        --------------------------
                  ---------------------
                            |
                            |
                          19.90%
                            |
                            |
                   -------------------
                   | Hazelwood Power |
                   -------------------